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December 3, 2020

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Equity Trust (the “Trust”)

485A Filing

CIK 0000034273

File No. 811-00945

Ladies and Gentlemen:

Thank you for the additional telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on November 30, 2020, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) with respect to Virtus KAR Small-Mid Cap Growth Fund (the “Fund”) on September 23, 2020. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Regarding response #5 in your previous response letter, the Fund defines small- and mid-cap issuers based on a cap range of securities in the Russell 2500 growth index that is different from the range as of the index’s most recent reconstitution date. The Staff believes that it could be misleading for the Fund to invest significantly in securities/issuers whose capitalization at the time of investment falls far outside of the range of the index as of its most recent reconstitution date.

Response: We disagree that it could be misleading for the Fund to invest significantly in securities/issuers whose capitalization at the time of investment falls far outside of the range of the index as of its most recent reconstitution date. We believe the rolling three-year cap range to be an appropriate measurement of the small- and mid-cap range, as it dampens the effect of market swings between reconstitutions. We recognize that as a result of this methodology the Fund may invest in securities whose market caps are not within the range as of the index’s most recent reconstitution, but we believe that the disclosure already explains to investors the way in which the Fund’s subadviser defines “small- and mid-market capitalization.”

In addition, while the Russell 2500 Growth® Index holds companies with a wide range of market capitalizations, approximately 4% of the index was represented by companies with market capitalizations greater than $15 billion as of 9/30/2020 (6 companies out of a total of 1,291, with the largest representing 0.11% of the index). As of 9/30/2020, 77% of the index was represented by companies with market capitalizations less than $10 billion.

The Russell 2500 Growth® Index is objectively constructed in a manner that does not make arbitrary market cap breakpoint decisions. The universe of domestic U.S. companies is the smallest 2,500 companies in the Russell 3000® Index, and includes those companies with higher growth earning potential as defined by FTSE Russell's leading style methodology. It is intended to cover companies in the small and midcap market capitalization range.

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Because, following this methodology, the Russell 2500 Growth® Index exhibited a weighted average market capitalization of $6.2 billion on 9/30/2020, we believe that the index truly does represent a well-constructed small and mid-cap universe and can be considered an appropriate benchmark for the Virtus KAR Small-Mid Cap Growth Fund.

2.	Comment: Regarding response #9 in your previous response letter, (a) please disclose what it means “to be of high quality” in the Principal Strategies and (b) please clarify the sentence added in response to comment 9 in the previous letter and the sentence that follows it.

Response: We have updated the first paragraph of the Principal Investment Strategies section to read: “The fund pursues long-term capital appreciation in the small and medium market capitalization sectors while seeking to incur less risk than the small- and mid-cap growth markets. The fund invests in a select group of small and mid-market capitalization companies believed by the subadviser to be undervalued relative to their future growth potential. The investment strategy emphasizes companies the subadviser believes to have a sustainable competitive advantage, strong management and low financial risk and to be able to grow over market cycles. Although the fund invests primarily in U.S. companies, it may invest in foreign securities and depositary receipts.”

3.	Comment: Page 7 of the SAI states that “synthetic investments may be included in the 80% basket if they have economic characteristics similar to the other investments included in the basket.” Please disclose that derivatives are counted towards the 80% basket are valued based on market value.

Response: The Fund will not invest in derivatives; therefore, we have removed the sentence referring to synthetic investments in response to this comment.

4.	Comment: Regarding response #13 in your previous response letter, on page 53 of the SAI, the last sentence of first paragraph under the list of Fundamental Investment Limitations states, “. . . as of the date of this SAI the Fund will not look through to the securities held by any ETFs, unaffiliated mutual funds and/or closed-end funds in which the Fund invests.” Please consider stating that the Fund would “consider” these securities.

Response: We are not able to get feeds of the underlying investments for unaffiliated funds and thus cannot test compliance with the restriction taking such underlying investments into account; as a result, we are not comfortable saying we will consider the underlying investments. Therefore, we have made no changes in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Holly van den Toorn at 404-845-7679. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Holly van den Toorn, Esq. Ralph Summa

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